Exhibit (a)(1)(x)

January 18, 2006

LEVINE LEICHTMAN AND FOX & HOUND RESTAURANT GROUP SIGN AMENDED

AND RESTATED MERGER AGREEMENT; LEVINE LEICHTMAN INCREASES TENDER

OFFER PRICE TO $16.00 PER SHARE

Levine Leichtman Capital Partners III, L.P. (“LLCP”), through F&H Finance Corp. and Fox Acquisition Company (“FAC”), its indirect wholly-owned subsidiaries, announced today that it has signed an Amended and Restated Agreement and Plan of Merger with Fox & Hound Restaurant Group (NASDAQ: FOXX) (“Fox & Hound”) pursuant to which it has increased the price of its cash tender offer for all of the outstanding shares of common stock of Fox & Hound to $16.00 per share. The offer price represents an increase of $0.50 per share from FAC’s prior offer of $15.50 per share. The offer has been unanimously approved and recommended by Fox & Hound’s board of directors upon the unanimous recommendation of a special committee consisting of Fox & Hound’s independent directors and the advice of Fox & Hound’s independent counsel and financial advisor.

In the Amended and Restated Merger Agreement, FAC agreed to waive the previous closing conditions relating to receipt of third party approvals and regulatory approvals relating to liquor license matters. Consummation of the tender offer is subject to customary closing conditions, including a majority of Fox & Hound’s outstanding shares on a fully-diluted basis being tendered and not withdrawn. The tender offer is currently scheduled to expire at 5:00 p.m. New York City time on Monday, February 6, 2006, unless extended pursuant to the terms of the Amended and Restated Merger Agreement.

Fox & Hound has agreed in the Amended and Restated Merger Agreement not to solicit alternative transactions. Fox & Hound may respond to certain unsolicited proposals and may terminate the Amended and Restated Merger Agreement upon receipt of a superior proposal for an alternative transaction. Under certain circumstances, if Fox & Hound terminates the Amended and Restated Merger Agreement for a superior proposal, Fox & Hound enters into an agreement with respect to an alternative transaction within twelve months following the termination of the Amended and Restated Merger Agreement, a third party acquires 50% or more of Fox & Hound’s common stock, or Fox & Hound withdraws or adversely modifies its recommendation of the offer, Fox & Hound will be required to pay a $5 million fee to LLCP. In addition, Fox & Hound has agreed to reimburse LLCP for its expenses in certain circumstances of up to $2 million.

Fox & Hound stockholders who have already tendered their shares and have not withdrawn such shares need not take any additional action with respect to FAC’s amended tender offer. These stockholders will receive the increased offer price of $16.00 per share in FAC’s tender offer.

FAC will amend its tender offer materials shortly to reflect the increased offer price and other relevant changes.

Levine Leichtman Capital Partners, Inc. (“Levine Leichtman”) is a Los Angeles, California private equity firm that was founded in 1984 by Arthur E. Levine and Lauren B. Leichtman.

Levine Leichtman manages in excess of $1.1 billion of institutional investment capital through private equity partnerships. Levine Leichtman has a highly differentiated, multi-fund investment strategy focused on companies with revenues between $50 million and $500 million. Levine Leichtman is currently making new investments through Levine Leichtman Capital Partners III, L.P. and Levine Leichtman Capital Partners Deep Value Fund, L.P. Successful investments by Levine Leichtman include Jon Douglas Real Estate Services Group, Inc., Consumer Portfolio Services, Inc., the Quizno’s Corporation and CiCi’s Pizza, Inc.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY FOX & HOUND’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT F&H FINANCE CORP. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 6, 2006, AS SUCH DOCUMENTS ARE SUPPLEMENTED AND AMENDED. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN A FREE COPY OF THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM F&H FINANCE CORP.’S INFORMATION AGENT, D.F. KING & CO., INC., BY CALLING TOLL FREE (800) 735-3591.

For further information, contact:

Levine Leichtman: Stephen J. Hogan, (310) 275-5335

D.F. King & Co., Inc.: Edward McCarthy, (212) 493-6952